Exhibit 99.3


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526



           ELAN AND MAYO ANNOUNCE SETTLEMENT OF PATENT SUIT INVOLVING
                          ALZHEIMER'S DISEASE RESEARCH


DUBLIN, IRELAND, November 12, 2004 - Elan Corporation, plc and Mayo Foundation for Medical Education and Research (Mayo) jointly announced today that they have entered into an agreement related to each party's Alzheimer's disease research efforts. The agreement resolves a patent dispute regarding certain transgenic mice patents and facilitates use by both parties of an array of research tools in combating the disease.

The Elan patents that were the subject of the dispute - which are acknowledged as valid and enforceable under the agreement - cover transgenic mice that express the human gene known as the Swedish mutation of the amyloid precurser protein. These mice serve an important function in the study of Alzheimer's disease and the development of drugs aimed at curing the disease.

The resolution of this dispute provides Mayo and Elan with cross-licenses necessary to pursue their respective ongoing Alzheimer's research and development efforts, and includes the ability for Mayo to conduct research with third parties under this portfolio. Both entities remain committed to changing the course of Alzheimer's disease through these efforts and by making their patents available for licensing.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.


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About Mayo

Mayo's mission is to meet patients' needs through integrated clinical practice, education and research. Mayo's research leads to decreasing the burden of human disease. Mayo is a not-for-profit organization.







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